UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.

(Name of Subject Company)

TeleCommunication Systems, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

87929J103

(CUSIP Number of Class of Securities)

Maurice B. Tosé

President and Chief Executive Officer

TeleCommunication Systems, Inc.

275 West Street

Annapolis, Maryland 21401

(410) 263-7616

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kenneth L. Henderson

Tara Newell

Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 541-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of TeleCommunication Systems, Inc. (the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2015, as amended and supplemented by Amendment No. 1 filed on December 11, 2015 and Amendment No. 2 filed on December 21, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Company Shares”) at a price per Company Share of $5.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 7, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.           Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the second paragraph of the subsection entitled “Arrangements with Purchaser and Parent—Merger Agreement” in its entirety as follows:

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. The representations, warranties and covenants contained in the Merger Agreement were made as of the specific dates therein, and may be subject to qualifications and limitations agreed upon by the contracting parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement. Accordingly, investors and stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company or Parent and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

•	By amending and restating the third paragraph of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Other Compensatory Arrangements with Executive Officers and Directors” in its entirety as follows:

The employment agreements of certain named executive officers of the Company were up for automatic renewal at the end of January 2016, unless the Company or any of these named executive officers gave the other party at least 30 days’ prior written notice of an intention not to renew. Under the terms of the Merger Agreement, the Company agreed to consult with Parent regarding the renewal or non-renewal of these employment agreements. Parent first approached senior management of the Company regarding the employment agreements on November 30, 2015, and during December 2015 members of the Company’s Compensation Committee and senior management engaged in discussions with Parent regarding the renewal and potential amendment of the employment agreements. Prior to that time, Parent had not held discussions with management of the Company relating to their future with the Company. After these discussions, the Compensation Committee determined to allow the employment agreements to automatically renew, and approved amendments to the employment agreements for Thomas M. Brandt, Jr., Timothy J. Lorello and Richard A. Young that provided for a reduction in severance to six months from the contract terms that provided for the greater of six months or such longer period remaining in the term of each executive’s employment agreement. The Company Board approved the amendments at a meeting on December 22, 2015, and thereafter Parent consented to the amendments pursuant to the terms of the Merger Agreement and the relevant executives executed the amendments.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeleCommunication Systems, Inc.

	By:	/s/ Maurice B. Tosé
Name: Maurice B. Tosé
Title: President and Chief Executive Officer

Dated: December 23, 2015